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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 23)(1)


                              Synergy Brands, Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 per share
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                         (Title of Class of Securities)


                                    87159E402
                             ----------------------
                                 (CUSIP Number)


        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 31, 2005
                             ----------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 pages

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  87159E402                 13D                            Page 2 of 5
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                           ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)    [ ]
                                                                  (b)    [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
          PF-OO**
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                           [  ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       580,182***
         BENEFICIALLY            -----------------------------------------------
           OWNED BY              8       SHARED VOTING POWER
             EACH                        481,474***
           REPORTING             -----------------------------------------------
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                        580,182***
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         481,474***
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,061,656***
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [  ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.7%***
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14        TYPE OF REPORTING PERSON*
          IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See response to Item 3 herein. ***See response to Item 5 herein.

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                                                                     Page 3 of 5

             AMENDMENT NO. 23 TO THE ORIGINAL REPORT ON SCHEDULE 13D

     Introduction

     This constitutes Amendment No. 23 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller" or the "Reporting Person"), dated September 26, 2001, as amended (the "Statement"), relating to the common stock, par value $0.001 per share (the "Shares") of Synergy Brands Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.


     Item 4 of the Statement is hereby amended by adding the following after the last sentence:

     Item 4. Purpose of the Transaction

     "As of the date hereof, Mr. Miller considers his beneficial ownership reported herein of the 1,061,656 Shares as an investment in the ordinary course of business. From time to time, Mr. Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company which he beneficially owns. The purpose of this Amendment is to report that since the filing of Amendment No.22 to the Statement, dated August 21, 2003, a material change occurred in the percentage of Shares beneficially owned by Miller, solely because of a change in the aggregate number of outstanding Shares."

     Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     Item 5. Interest in Securities of the Issuer

          "(a) Mr. Miller is deemed to beneficially own 1,061,656 Shares, which is 31.7% of the 3,349,276 outstanding Shares. The 3,349,276 outstanding Shares have been calculated pursuant to the Instructions to Item 5(a) to the Form
Schedule 13D and is the sum of the following: (i) 3,298,026 outstanding Shares as of March 30, 2005 pursuant to the Company's annual report on Form 10-K and
(ii) 51,250 Shares which Mr. Miller does not actually own, but has a right to purchase with respect to certain warrants Mr. Miller beneficially owns.

          As of the date hereof, 435,522 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 31,250 Shares); 15,952 of such beneficially owned Shares are owned of record by Trust C; 365,000 of such beneficially owned Shares are owned of record by Milfam I L.P. (including warrants to purchase 15,000 Shares); 45,900 of such beneficially owned Shares are owned of record by Milfam II L.P.; 169,282 of such beneficially owned Shares are owned of record by Mr. Miller directly (including warrants to purchase 5,000 Shares); 15,000 of such beneficially owned Shares are owned of record by Trust A-2; and 15,000 of such beneficially owned Shares are owned of record by Trust A-3.

          (b) Mr. Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trusts. Mr. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P. and Mr. Miller directly.

          (c) The table below details the transactions that were effected during the past 60 days.

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                                 MILFAM I L.P.
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Date of Transaction        Number of Shares Purchased          Price Per Share
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February 28, 2005                   10,000                           *
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                                  TRUST A-3
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February 28, 2005                   5,000                            *
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                                  TRUST A-2
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February 28, 2005                   5,000                            *
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                                 MR. MILLER
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February 28, 2005                  10,000                            *
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    * These shares (the "March 2003 Shares") were beneficially acquired by Mr.
Miller pursuant to Section 15(a) of the subscription agreements dated as of March 31, 2003 between the Company and each of Mr. Miller, Trust A-2, Trust A-3 and Milfam I L.P., (the "Agreements"). The Agreements were filed as Exhibits 99.6, 99.7, 99.8 and 99.9 to Mr. Miller's Amendment No. 11 to the Statement and are hereby incorporated by reference. No additional consideration was paid by Mr. Miller for the March 2003 Shares.

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

          (e) Not applicable."


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                                                                     Page 5 of 5

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 18, 2005

                                                      /s/ Lloyd I. Miller, III
                                                    ----------------------------
                                                        Lloyd I. Miller, III